UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

©2023 Check Point Software Technologies Ltd. All rights reserved         |         P.   1

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Technologies Announces Ms. Jill Smith has Joined its Board of Directors

San Carlos, CA – Wednesday, November 1, 2023 – Check Point® Software Technologies Ltd.  (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced Ms. Jill Smith has joined the company’s Board of Directors following her appointment at the 2023 Annual General Meeting.

Ms. Smith most recently served as the President and Chief Executive Officer of Allied Minds, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services.  “Ms. Smith brings more than 20 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets providing Check Point with invaluable expertise and leadership”, said Mr. Jerry Ungerman, Chairman of Check Point’s Board of Directors. “I look forward to working with Ms. Smith to drive a positive impact for all stakeholders, including our customers, partners, employees and shareholders.”

“I am excited to join Check Point, one of the most important companies in the cybersecurity industry at a time when the increased regulatory environment and security needs of enterprises underscore Check Point’s industry leadership,” said Ms. Smith. “I look forward to working with my fellow directors and management team to drive our strategy and execution to deliver increased value for all our stakeholders.”

“Ms. Smith’s decades of leadership experience provide Check Point with a diverse and expansive knowledge base that will contribute to the company’s goals,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “The addition of Ms. Smith reinforces our commitment to expanding our industry leadership and enhancing shareholder value.”

To follow this and other Check Point news visit:

•	Twitter: http://www.twitter.com/checkpointsw

•	Facebook: http://www.facebook.com/checkpointsoftware

•	Blog: http://blog.checkpoint.com/

•	YouTube: http://www.youtube.com/user/CPGlobal

•	LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cybersecurity solutions to corporate enterprises and governments globally. Check Point Infinity’s portfolio of solutions protects enterprises and public organizations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

©2023 Check Point Software Technologies Ltd. All rights reserved

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Roei Golan Roei Golan Chief Financial Officer

November 1st, 2023

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